SAK Consulting (Canada) Inc. 2200-1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk com www srk.com

CONSENT OF QUALIFIED PERSON

I, Jarek Jakubec confirm that:

I am the Qualified Person for the Geotechnical and Mining Methods sections of the Annual Information Form of Nevsun Resources Ltd. dated March 27, 2018 ("AIF").

I have read National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and understand these Standards as pertains to the work for which I am responsible as disclosed in the AIF.

I am a Corporate Consultant (Mining) with SAK Consulting (Canada) Inc., and have had both operating and consulting experience in the mining industry, including feasibility project management, due diligence reviews, mining method selection, and diamond resource evaluation. I have worked around the globe on more than 70 mining projects in 17 countries on 5 continents. I am a chartered engineer (U.K.) and a member of the following institutes: Institute of Mining and Metallurgy, Canadian Institute of Mining and Metallurgy and International Society for Rock Mechanics. I am a Qualified Person as defined in NI 43- 101, having 32 years of experience which is relevant to the style of mineralization and type of deposit described in the AIF, and to the activity for which I am accepting responsibility.

I have reviewed the AIF to which this statement of consent applies.

I am independent of Nevsun Resources Ltd. as described by Section 1.5 of NI 43-101.

I verify that the information in the AIF is based on and fairly and accurately reflects in the form and context in which it appears, the information in my supporting documentation relating to Timok geotechnical engineering and mining methods.

I consent to the release of the AIF and this statement of consent by Nevsun Resources Ltd.

Dated this March 27, 2018.

Jarek Jakubec, C.Eng., MIMMM

U.S. Offices:		Canadian Offices:		Group Offices:
Anchorage	907 677 3520	Saskatoon	306 955 4778	Africa
Denver	303 985.1333	Sudbury	705.682.3270	Asia
Elko	775 753 4151	Toronto	416 601 1445	Australia
Fort Collins	970 407 8302	Vancouver	604 681.4196	Europe
Reno	775 828 6800	Yellowknife	867.873.8670	North America
Tucson	520 544 3688			South America